Exhibit 12.1

	For the Nine Months Ended September 30	For the Year Ended December 31,
	2015	2014	2013	2012	2011	2010
	(In thousands)
Earnings
Loss from continuing operations before income taxes	$(79,932)	$(90,722)	$(66,720)	$(69,949)	$(48,597)	$(57,308)
Fixed charges	968	508	509	2,795	2,420	2,341

Earnings, as defined	$(78,964)	$(90,214)	$(66,211)	$(67,154)	$(46,177)	$(54,967)

Fixed charges:
Interest expense	$572	$35	$—	$2,351	$1,957	$1,654
Estimated interest component of rent expenses	396	473	509	444	463	687

Total fixed charges	$968	$508	$509	$2,795	$2,420	$2,341

Preferred stock deemed dividend	—	—	8,469	—	—	—

Total fixed charges and preferred dividend	$968	$508	$8,978	$2,795	$2,420	$2,341

Deficiency of earnings available to cover fixed charges and preferred stock dividends(1)	$(79,932)	$(90,722)	(75,189)	(69,949)	(48,597)	(57,308)

(1):	Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.